UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Panama signs contract for the acquisition of the Super Tucano as new platform for the National Air and Naval Service

•	Panama becomes eighth Latin American country to select the A-29 Super Tucano as its main aircraft for the country’s surveillance

Gavião Peixoto, Brazil, September 04, 2025 – Embraer (NYSE: ERJ/ B3: EMBR3), a global leader in the aerospace industry, and Panama have completed the signing of a contract for the acquisition of four A-29 Super Tucano aircraft. The fleet will be operated by the Panamanian National Air and Naval Service (SENAN, in Spanish) as a new surveillance and protection platform.

"It is an honor for Embraer to see another Latin American country choose the A-29 Super Tucano to leverage its surveillance, reconnaissance and protection capabilities. Panama’s choice of the Super Tucano, a world leader in its category, will certainly serve as a strong ally to support the country in its mission to maintain national sovereignty," said Bosco da Costa Junior, President and CEO of Embraer Defense & Security.

The announcement is part of the entity's program to structure and expand operational capacity and will largely benefit the national security project underway in the country. With the signing of the contract, Panama becomes the eighth Latin American nation to choose the A-29 Super Tucano, along with Brazil, Chile, Colombia, Ecuador, Paraguay, Uruguay and the Dominican Republic.

The Super Tucano is the global leader in its category with more than 600,000 flight hours. Currently, 22 air forces have selected the Super Tucano, and other nations have already shown interest in the platform due to the combination of reliability, availability, robustness and low operating costs.

The Super Tucano is designed for air forces seeking a proven, comprehensive, efficient, reliable, and cost-effective solution on a single platform, coupled with great operational flexibility. The aircraft operates in a wide range of missions, such as air patrol, special operations, air and tactical coordinator (TAC), ISR, border surveillance and monitoring, control of illicit activities, reconnaissance, air escort, and basic, operational and advanced pilot training.

Images: https://embraer.bynder.com/share/238DBEC5-87E8-48A2-81BCF1A2CBEAAFB8/

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers.

Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 150 million passengers annually.

Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations